SEC FILE NUMBER
000-27517

CUSIP NUMBER
36268Q103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Gaiam, Inc.

Full Name of Registrant

Former Name if Applicable

833 West South Boulder Road

Address of Principal Executive Officer (Street and Number)

Louisville, Colorado 80027

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

During the fourth quarter of 2013, the Company sold its non-branded entertainment media distribution operations and discontinued its direct response television marketing operations. Additionally, the Company launched a restructuring and repositioning strategy to focus on the branded yoga, fitness, and wellbeing business and Gaiam TV. As a result, the Company has been unable to complete its tax planning and audit for the quarter and year ended December 31, 2013 and is unable to file the Form 10-K for the fiscal year ended December 31, 2013 in a timely manner without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen J. Thomas	(303)	222-3600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced that during the fourth quarter of 2013, the Company sold its non-branded entertainment media distribution operations, discontinued its direct response television marketing operations and launched a restructuring and repositioning strategy to focus on its branded yoga, fitness, and wellbeing business and Gaiam TV. As a result of the foregoing, the Company needs to reassess the value of its deferred tax assets, which could result in a GAAP noncash value allowance between zero and $23 million (total GAAP value of deferred tax assets at the end of the year). The Company has not yet completed its tax planning and audit for the quarter and year ended December 31, 2013 at the time of this press release, so the results reported below are preliminary and subject to assessing GAAP tax valuation allowance. The Company’s Form 10-K will be filed by March 31, 2014.

Gaiam, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2014	By	/s/ Stephen J. Thomas
Stephen J. Thomas
Chief Financial Officer (principal financial and accounting officer)